Lianhe Sowell International Group Ltd

August 27, 2026

Via Edgar

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Alexandra Baronne

Re:	Lianhe Sowell International Group Ltd
Registration Statement on Form F-1 (File No. 333-298425)
Request for Acceleration of Effectiveness

Dear Ms. Baronne:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Lianhe Sowell International Group Ltd hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1, as amended, be accelerated to, and that the Registration Statement becomes effective at, 4:00 p.m., Eastern Time, on August 31, 2026, or as soon thereafter as practicable.

Very truly yours,

By:	/s/ Yue Zhu
Yue Zhu
Chairman and Chief Executive Officer

CC:	Anna J. Wang, Esq. Arila E. Zhou, Esq.
Robinson & Cole LLP